HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

November 29, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 4 to Form 10-12G

Filed November 3, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated November 16, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed on November 3, 2021 General

1.We note that the Form 10-Q for the quarter ended September 30, 2021 was due November 15, 2021. Please file this quarterly report.

Response: The Form 10-Q is current being reviewed and will be filed as soon as possible.

Item 10. Recent Sales of Unregistered Securities, page 25

1.We partially reissue comment 2. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger, as referenced in footnote 1 to the financial statements, including the exemption relied upon and the facts supporting your reliance upon the exemption.

Response: We have revised this section to include the required information including the exemption claimed. Please note the Commission has long held this form of transactions exempt under Section 2(3) as having not involved a “offer, offer to sell, or offer for sale”. See generally The Bon-Ton Stores, Inc. (available July 14, 1995)

The foregoing information is deemed to be Company’s complete response to your inquiries of November 16, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett